UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FX ALLIANCE INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

361202104
(CUSIP Number)

Deirdre Stanley
Executive Vice President and General Counsel
Thomson Reuters Corporation
3 Times Square
New York, NY 10036
(646) 223-4000

Copies to:

David N. Shine, Esq.
Tiffany Pollard, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004-1980
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 17, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 361202104	Page 2 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Thomson Reuters Corporation 98-0176673
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 134,334,133
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 134,334,133
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,334,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 361202104	Page 3 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Thomcorp Holdings Inc. 74-2050427
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 134,334,133
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 134,334,133
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,334,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 361202104	Page 4 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CB Transaction Corp. 45-5598902
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 134,334,133
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 134,334,133
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,334,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.0%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D originally filed jointly on July 18, 2012 (as amended and supplemented from time to time, the “Schedule 13D”) by Thomson Reuters Corporation, an Ontario, Canada corporation (“Thomson Reuters”), Thomcorp Holdings Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Thomson Reuters (“Thomcorp”) and CB Transaction Corp., a Delaware corporation and a direct, wholly-owned subsidiary of Thomcorp (“Purchaser”), pursuant to the joint filing agreement filed with the original Schedule 13D, relating to the tender offer (as it may be amended from time to time, the “Offer”) by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (each, a “Share”, and collectively, the “Shares” or the “FX Common Stock”), of FX Alliance Inc., a Delaware corporation (“FX”), at a price per Share of $22.00 net to the seller in cash, without interest and less applicable withholding taxes (such amount, or any higher amount per Share paid pursuant to the Offer in accordance with the Merger Agreement (as defined below), the “Offer Price”), and the subsequent merger (the “Merger”) of Purchaser with and into FX upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of July 8, 2012 (the “Merger Agreement”), by and among Purchaser, Thomcorp, FX, and solely with respect to Section 9.13 of the Merger Agreement, Thomson Reuters.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This Schedule 13D is hereby amended as follows:

ITEM 4. PURPOSE OF TRANSACTION

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 4, Item 5(a), (b) and (c) and Item 6 of the Schedule 13D are hereby amended and supplemented by adding the following at the end of each section thereof:

“The Offer expired at 5:00 p.m., New York City time, on Friday August 17, 2012.  According to Computershare, the depositary for the Offer, as of the expiration of the Offer, approximately 24,334,133 Shares were validly tendered and not properly withdrawn in the Offer, representing approximately 72.7% of the Shares outstanding on a fully diluted basis (as determined pursuant to the Merger Agreement). In addition, approximately 872,730 Shares were delivered through notices of guaranteed delivery. If all guaranteed delivery Shares are received, approximately 75.3% of the outstanding Shares on a fully diluted basis will have been tendered.  All Shares that were validly tendered and not properly withdrawn in the Offer have been accepted for purchase and payment at the Offer Price by the Purchaser, and all holders of these Shares will be paid promptly in accordance with the terms of the Offer.  On August 20, 2012, Thomson Reuters and FX issued a joint press release announcing that Purchaser accepted for payment all Shares that were validly tendered and not properly withdrawn prior to expiration of the Offer in accordance with the terms of the Offer.  A copy of the joint press release is attached hereto as Exhibit 7.07 and incorporated by reference herein.

On August 20, 2012, Purchaser also exercised its top-up option under the Merger Agreement to purchase from FX 110,000,000 million newly-issued shares of FX Common Stock (the “Top-Up Shares”) at a price per Share equal to the Offer Price, that when added to the number of Shares owned directly or indirectly by Thomcorp and Purchaser at the time of such exercise, equals at least one (1) Share more than 90% of the number of shares of FX Common Stock then outstanding (after giving effect to the issuance of the Top-Up Shares pursuant to the exercise of the top-up option).  As a result of the Offer and the issuance of the Top-Up Shares, Purchaser owned approximately 134,334,133 Shares.

Purchaser completed its acquisition of FX through the merger of Purchaser with and into FX, with FX continuing as the surviving corporation in the Merger and becoming an indirect wholly-owned subsidiary of Thomson Reuters, in accordance with the short-form merger provisions of the Delaware General Corporation Law (the “DGCL”). The Merger became effective (the “Effective Time”) on August 20, 2012 at 8:23 a.m., upon the filing by Purchaser of a certificate of merger with the Secretary of State of the State of Delaware. Pursuant to the terms of the Merger Agreement, at the Effective Time each Share (other than Shares directly owned by Thomcorp or any of its subsidiaries (including Purchaser) or held by FX or any of its subsidiaries as treasury shares immediately prior to the Effective Time, which were canceled without the payment of any consideration, and Shares outstanding immediately prior to the Effective Time held by a stockholder who is entitled to demand, and who properly demands, appraisal for such Shares in compliance with Section 262 of the DGCL) were canceled and converted into the right to receive the Merger Consideration.  On August 20, 2012, FX notified the New York Stock Exchange (the “NYSE”) of the completion of the Merger and requested that trading of the FX Common Stock on the NYSE be suspended. On August 20, 2012, Thomson Reuters issued a press release announcing the consummation of the Merger.

The foregoing description of the Merger Agreement and related transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to FX’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 11, 2012 and is incorporated herein by reference.

In connection with the consummation of the Merger, on August 20, 2012, each of the following members of FX’s Board of Directors (the “Board”) resigned from the Board: Kathleen Casey, Carolyn Christie, James L. Fox, Gerald D. Putnam, Jr., John C. Rosenberg, Robert Trudeau, Peter Tomozawa and Philip Z. Weisberg, CFA.

Pursuant to the terms of the Merger Agreement, on August 20, 2012, the sole director of Purchaser immediately prior to the Effective Time, which was Priscilla C. Hughes, became the sole director of FX following the Merger.  Information about Ms. Hughes is contained in Annex I to the Schedule 14D-9 filed by FX on July 18, 2012.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

7.07
Joint Press Release dated August 20, 2012, issued by Thomson Reuters and FX (incorporated by reference to Exhibit (a)(5)(R) to the Schedule TO filed by Purchaser, Thomcorp and Thomson Reuters with the SEC on August 20, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2012	THOMSON REUTERS CORPORATION By: /s/ Marc E. Gold
Name: Marc E. Gold Title: Assistant Secretary
Date: August 22, 2012	THOMCORP HOLDINGS INC. By: /s/ Priscilla C. Hughes
Name: Priscilla C. Hughes Title: Vice President and Assistant Secretary
Date: August 22, 2012	CB TRANSACTION CORP. By: /s/ Priscilla C. Hughes
Name: Priscilla C. Hughes Title: Vice President and Secretary